



03045028

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

December 2, 2003

VIA REGULAR MAIL



SEC MAIL PROCESSING
RECEIVED
DEC - 9 2003
WASH. D.C.
158
SECTION

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Peter Lee
Chief Financial Officer

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)



Montréal	Montréal	Toronto	Toronto	Stratford	Vancouver
400 rue Isabey	614 Place Trans-Canada	240 Superior Boulevard	7275 West Credit Ave., Unit B	603 Romeo Street South	4620 Viking Way, Ste.135
Ville St-Laurent, QC H4T 1V3	Longueuil, QC J4G 1P1	Mississauga, ON L5T 2L2	Mississauga, ON L5N 5M9	Stratford, ON N5A 6S5	Richmond, BC V6V 2L5
Bus: 514 956 5454	Bus: 514 990 3171	Bus: 905 362 3760	Bus: 905 363 1102	Bus: 519 272 0234	Bus: 604 248 0966
Fax: 514 956 1435	Fax: 450 677 0663	Fax: 905 362 1995	Fax: 905 363 1107	Fax: 519 272 0021	Fax: 604 248 0974



SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding October 2003 dated: **November 4, 2003**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	Press Release: Notification of Second Quarter Results and Conference Call and Webcast date of filing: **November 6, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
3.	Press Release: Reports Record Second Quarter with 39% growth in Net Earnings date of filing: **November 10, 2003**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Interim financial statements: Second Quarter results for fiscal 2004 date of filing: **November 13, 2003** **Attached as Q2 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.
5.	Management's Discussion & Analysis: Second Quarter results for fiscal 2004 date of filing: **November 13, 2003** **Attached as Q2 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
6.	Letter to shareholder for Second Quarter results for fiscal 2004 date of filing: **November 13, 2003** **Attached as Q2 Report**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79 and OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
7.	Confirmation of Mailing of Second Quarter results for fiscal 2004 dated: period ended September 30, 2003 date of filing: **November 28, 2003**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a
8.	TSX Form 1: Change in Outstanding and Reserved Securities regarding November 2003 dated: **December 2, 2003**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.



Get hip to Q2

HIP INTERACTIVE CORP. SECOND QUARTER REPORT
FOR THE PERIOD ENDED SEPTEMBER 30, 2003


hip



Letter to Shareholders

Dear Fellow Shareholder,

It is with great satisfaction that I report to you on Hip Interactive Corp.'s second quarter results for fiscal 2004. For the three-month period ended September 30, 2003, Hip generated sales of $96.2 million, an increase of 19% over the same three-month period last year. On September 30, 2003, the Company obtained a credit facility from the Bank of Nova Scotia to replace its asset-based facility with its former lender. Consequently, during the quarter, the Company recorded a pre-tax charge to income of approximately $495,000 relating to the costs of refinancing. After refinancing costs, Hip delivered net earnings of $2.4 million, which was 39% higher than the $1.7 million earned for the same quarter last year. Even though earnings per share were calculated on a greater number of outstanding shares this year compared to last year, diluted earnings per share for the quarter increased by 15% to $0.04.

We continued to focus on our strategic higher margin divisions of Hip Gear™ and Hip Games™ and are very pleased with the progress that these divisions have made over the first two quarters this year.

In our Hip Games™ division, during the quarter ended September 30, 2003, we released nine titles compared to four in the same quarter last year. In addition, during the second quarter, Hip Games™ announced significant deals to be the exclusive North American provider for the upcoming *Playboy: The Mansion* video game, as well as to be the primary vendor of Strategy First games over the next year. More recently, Hip Games™ became the primary North American vendor for Xicat games.

Our Hip Gear™ division continued to increase its market share with such arrangements as being named the preferred supplier of third party video game accessories for Zellers and more recently, subsequent to September 30, 2003, Blockbuster stores across Canada. In North America, we have increased our product placements from 89 SKUs ("stock keeping units") placed at 11 major retail chains last year to over 200 SKUs at 18 retailers to date this year. Product placement has increased from 2,500 storefronts in fiscal 2003 to over 7,000 storefronts as of September 30, 2003.

As previously indicated, on September 30, 2003 Hip obtained a new credit facility with the Bank of Nova Scotia, which now provides the Company with a $25 million operating facility, which increases to $40 million during our busy selling season from September 1 to February 28. As we announced in the news release dated October 3, 2003, the facility is a demand facility, renewable annually and will be used for working capital purposes. The facility is prime-based with an option to borrow via bankers' acceptances, which could reduce the interest rate on the facility to a rate below prime, depending on the bankers' acceptances rates in effect. The Company expects to realize annual savings of approximately $400,000 resulting from improved pricing, no standby fees and the lower costs of administering a traditional banking facility compared to an asset-based arrangement. With this facility, we firmly believe that we have more than sufficient availability to enable maximum growth of our business over the important third and fourth fiscal quarters.

As I have said before, we strive everyday to provide excellence in service and value for all our business partners and continue to view those relationships as foremost in our ability to meet the expectations of our shareholders.

Everyone at Hip would like to thank our shareholders, customers and suppliers for their continued support and look forward to reporting to you after our busy holiday season.

On behalf of the Board,



Arindra Singh, President & Chief Executive Officer
Hip Interactive Corp.

November 10, 2003

Management's Discussion & Analysis

This Management Discussion and Analysis ("MD&A") for the three months ended September 30, 2003 compared with the three months ended September 30, 2002 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2003 and March 31, 2002. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. As the Company continues to grow its operations in the higher margin Hip Games™ and Hip Gear™ Divisions, it is increasing its investment in working capital related to these two businesses, especially in the Hip Games™ Division, where up-front cash payments for future inventory or future royalty payments are commonplace in the industry. Although the Company mitigates this risk by only entering into contracts where management believes that there is reasonable assurance that the amounts will be recovered with the initial shipment of product to retailers, this business does have a higher risk and reward profile than the Company's distribution business. Other risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2003.

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Hip Games™ (software), (5) Hip Gear™ (accessories), and (6) Hip Coin (operator and distributor of coin operated games).

The Company's strategy is to grow (1) its higher margin businesses, Hip Gear™ accessories and Hip Games™, and (2) its Movies business in the Toronto and Vancouver markets.

Financial Overview

Highlights of the consolidated results for the three months ended September 30, 2003, compared to the three months ended September 30, 2002, were:

- Sales increased by $15.6 million or 19.4%, compared to last year;
- Net earnings increased by $0.7 million or 38.8% to $2.4 million;
- Earnings per share increased to $0.04 per basic and diluted share compared to $0.03 per basic and diluted share for the same period last year; and
- on a diluted basis, Earnings per share increased by 14.7%.

For the six months ended September 30, 2003:

- Sales increased by $42.4 million or 31.5%, compared to last year;
- Net earnings increased by $0.9 million or 29.4% compared to the same period last year;
- Earnings per share increased to $0.07 per share on a basic and diluted basis, compared to $0.06 per share last year; and
- on a diluted basis, Earnings per share increased by 11.7% year over year.

Results of operations for the three months and six months ended September 30, 2003 are summarized as follows:

	Three Months Ended September 30				Six Months Ended September 30			
in $ millions (except per share amounts)		**2003**		2002		**2003**		2002
Sales	**$**	**96.2**	$	80.6	**$**	**177.0**	$	134.6
Gross profit	**$**	**10.8**	$	9.1	**$**	**19.9**	$	16.5
Selling, general and administrative expenses		**5.8**		5.1		**12.0**		9.1
Other expenses		**0.5**		0.6		**0.5**		1.3
Interest expense		**0.3**		0.1		**0.5**		0.4
Amortization of property and equipment		**0.6**		0.4		**1.0**		0.7
Income taxes		**1.2**		1.2		**2.0**		2.0
Net earnings for the period	**$**	**2.4**	$	1.7	**$**	**3.9**	$	3.0
Net earnings per share								
Basic	**$**	**0.04**	$	0.03	**$**	**0.07**	$	0.06
Diluted	**$**	**0.04**	$	0.03	**$**	**0.07**	$	0.06

Seasonality

The Company's business consists mainly of the sale of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.


Q2
22%
Q2
42%
Q1
15%
Q4
21%

FISCAL 2003 SALES DISTRIBUTION BY QUARTER

Results of Operations

Sales for the three months ended September 30, 2003 were $96.2 million, compared to $80.6 million for the same period last year, an increase of $15.6 million or 19.4%. For the six months ended September 30, 2003, sales increased by $42.4 million or 31.5% to $177.0 million. The breakdown of sales by product category is set out below:

	Three Months Ended September 30		Six Months Ended September 30	
Sales in $ millions	**2003**	2002	**2003**	2002
Video Games	**$ 58.6**	$ 56.8	**$ 103.5**	$ 88.1
PC Games	**9.3**	7.6	**17.5**	20.3
Movies	**16.4**	9.5	**32.9**	12.9
Hip Games™	**6.8**	3.3	**12.8**	6.1
Hip Gear™	**3.1**	1.2	**6.7**	3.0
Hip Coin	**2.0**	2.2	**3.6**	4.2
	$ 96.2	$ 80.6	**$ 177.0**	$ 134.6

Gross margin for the second quarter of fiscal 2004 was 11.2%, compared to 11.3% for the same quarter last year. The details of gross margin by product line are set out below:

	Three Months Ended September 30		Six Months Ended September 30	
% of sales	**2003**	2002	**2003**	2002
Video Games	**7.4%**	9.4%	**7.7%**	9.9'
PC Games	**14.9**	15.4	**14.5**	14.5
Movies	**9.8**	8.5	**8.8**	8.1
Hip Games™	**28.0**	30.8	**28.9**	25.2
Hip Gear™	**25.1**	25.0	**20.9**	25.0
Hip Coin	**35.8**	39.8	**35.9**	38.9
	11.2%	11.3%	**11.2%**	12.3'

Video Games

Sales

Video Games hardware and software sales for the quarter increased by $1.8 million or 3.2%, compared to the same three months last year. Similarly, on a year-to-date basis, sales increased by $15.4 million or 17.5%. The increase was due primarily to increased sales of video game hardware offset by a decline in sales of frontline software, principally a result of the timing of new release video games during the quarter compared to the same quarter last year, and value game software (software on-hand marked down by suppliers or purchased opportunistically at reduced prices) due to a lack of availability of opportunistically priced value product this year compared to last year. The increase in the installed base of the three hardware consoles should result in increased sales of software through the remainder of the fiscal year.

Video Games sales for the three months and six months ended September 30, 2003, compared to the same periods last year, are shown below:

	Three Months Ended September 30		Six Months Ended September 30	
Sales in $ millions	**2003**	2002	**2003**	2002
Frontline software	**$ 23.7**	$ 27.6	**$ 41.6**	$ 44.9
Valueware	**3.6**	6.0	**5.6**	10.8
Hardware	**29.8**	21.6	**53.8**	28.7
1st Party accessories	**1.5**	1.6	**2.5**	3.7
Video Game Sales	**$ 58.6**	$ 56.8	**$ 103.5**	$ 88.1

Gross margin

Video Games margins for the quarter ended September 30, 2003 were 7.4%, compared to 9.4% last year. On a year-to-date basis, gross margins declined to 7.7% this year compared to 9.9% last year. The decrease in gross margins was primarily due to an increase in the sales mix of lower margin video game hardware this year compared to last year. Hardware sales accounted for 50.9% of Video Game sales for the quarter compared to 38.0% of sales last year. For the six months to September 30, 2003, hardware sales accounted for 52.0% of Video Games sales, compared to 32.6% for the same period last year.

PC Games

Sales

PC Games sales for the second quarter of fiscal 2004 increased $1.7 million or 22.4%. On a year-to-date basis, sales declined by $2.8 million or 13.8%. During the first quarter of fiscal 2003, approximately $2.0 million of Riverdeep products, branded as The Learning Company and Broderbund, were sold through the Company's PC Games division. The Company signed a licensed publishing agreement with Riverdeep in July 2002. Consequently, subsequent to June 2002, sales of Riverdeep products are included in the Company's Hip Games™ division's results. In addition, sales of valueware titles have declined this year compared to last year, as fewer value priced titles were available on an opportunistic buy basis in the marketplace.

Gross margin

PC Games margins for the quarter were 14.9%, compared to 15.4% for the same period last year. This decline was primarily due to a higher mix of lower margin sales to national accounts and a continued decrease in valueware sales with higher margins. On a year-to-date basis, margins were 14.5%, which was consistent with those for the same period last year.

Movies

Sales

Movies business sales increased by $6.9 million this quarter, compared to the same period last year. On a year-to-date basis, sales increased by $20.0 million compared to last year. The increase is primarily the result of the acquisition of Tévica Inc. on August 30, 2002, and increased sales in the Toronto and Vancouver branch offices.

Gross margin

Gross margin for the Movies business was 9.8% for the quarter ended September 30, 2003, compared to 8.5% for the same quarter last year. For the six months ended September 30, 2003, gross margin was 8.8%, compared to 8.1% for the same period last year.

Hip Games™

Sales

For the quarter, Hip Games™ sales increased by $3.5 million or 106.1%, compared to the same period last year. For the six months ended September 30, 2003, sales increased by $6.7 million or 109.8% as the Company continues to focus on this strategic business. During the quarter ended September 30, 2003, the Company released nine titles under exclusive distribution or licensed publishing contracts compared to four titles released during the same quarter last year. In addition, sales of Riverdeep product increased by $1.5 million this quarter, compared to the same quarter last year, as the Company was able to secure a licensed publishing arrangement with Riverdeep for Broderbund products in October 2002.

Hip Games™ sales are summarized as follows:

	Three Months Ended September 30		Six Months Ended September 30	
Sales in $ millions	**2003**	2002	**2003**	2002
Exclusive Distribution	**$ 3.4**	$ 2.3	**$ 7.1**	$ 5.1
Licensed Publishing	**3.4**	1.0	**5.7**	1.0
	$ 6.8	$ 3.3	**$ 12.8**	$ 6.1

Gross margin

Hip Games™ margins for the second quarter this year were 28.0% overall, which is relatively consistent with those for the same period last year. On a year-to-date basis, margins have increased compared to last year due to an increase in the mix of higher margin Riverdeep products as a percentage of total Hip Games™ sales this year compared to last year.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Three Months Ended September 30		Six Months Ended September 30	
% of sales	**2003**	2002	**2003**	2002
Exclusive Distribution	**17.5%**	17.9%	**18.5%**	18.2%
Licensed Publishing	**47.8**	48.1	**41.2**	39.8
	28.0%	30.8%	**28.9%**	25.2%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the second quarter of fiscal 2004 compared to the same period for fiscal 2003 are summarized as follows:

	Three Months Ended September 30		Six Months Ended September 30	
Sales in $ millions	**2003**	2002	**2003**	2002
Hip Gear™ accessories	**$ 3.0**	$ 0.8	**$ 6.2**	$ 1.5
Bundled software	**0.1**	0.4	**0.5**	1.5
	$ 3.1	$ 1.2	**$ 6.7**	$ 3.0

Sales of Hip Gear™ accessories increased by $2.2 million or 275.0% for the second quarter of fiscal 2004 to $3.0 million, compared to $0.8 million in sales for the same period last year. On a year-to-date basis, sales of Hip Gear™ accessories increased by $4.7 million or 123.3%, compared to the same period last year. In Canada, total SKUs placed on national retailers' shelves increased from 44 at seven retailers in fiscal 2003 to 163 at nine retailers to date this year. In the United States, total SKUs placed on retailers' shelves increased from 45 at four retailers last year to 142 SKUs at nine retail chains to date in fiscal 2004. Product placement has increased from 2,500 storefronts in fiscal 2003 to over 7,000 storefronts as of September 30, 2003.

Gross margin

Hip Gear™ margins for the three months ended September 30, 2003 were 25.1%, which were relatively consistent with margins for the same period last year. On a year-to-date basis, margins were 20.9% this year, compared to 25.0% for the same period last year. The decline in margins for the six months was due to: (1) during this period, the Company sold approximately $1.1 million of a special accessory/game bundle for a publisher at a 15% margin, and (2) during the same period last year, the Company sold approximately $0.6 million of product in a special bundling program to a national retailer at a 47% margin and $0.4 million of closeout merchandise at a 35% margin. Margins for core product Hip Gear™ accessories are generally in the 23% to 25% range after marketing and development program rebates.

Hip Coin

Sales

Hip Coin sales decreased by $0.2 million to $2.0 million for the second quarter of fiscal 2004, compared to $2.2 million for the same period last year. For the six months ended September 30, 2003, sales declined by $0.6 million to $3.6 million. The decrease in sales was largely a result of decreased distribution sales of video arcade game equipment and a decline in revenue for the Company's arcade route operations, resulting from decreased traffic during the summer at the tourist venues where the Company's equipment is placed, particularly in Toronto due to the SARS issue.

Gross margin

Hip Coin margins for the second quarter were 35.8%, compared to 39.5% for the same period last year. On a year-to-date basis, margins declined to 35.9%, compared to 38.9% for the same period last year. The decrease is due to a higher mix of distribution sales compared to sales generated from the Company's coin route operations. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10–15% for distribution sales.

Selling, General and Administrative Expenses

For the three months ended September 30, 2003, selling, general and administrative expenses were $5.8 million or 6.0% of sales, compared to $5.1 million or 6.2% of sales for the same period last year.

For the six months ended September 30, 2003, selling, general and administrative expenses increased by $2.9 million to $12.0 million or 6.8% of sales, compared to $9.1 million or 6.8% of sales for the same period last year, principally due to the following:

1) during this period, the Company became the preferred supplier of third party accessories for Zellers for the next three years. In accordance with the agreement, and as is the common practice in the industry, the Company took back inventory which was supplied by Zellers' former supplier, to free up shelf space for the sell-in of the Hip Gear™ accessory product line. As a result, during the first half, the Company charged to selling, general and administrative an expense of $0.7 million relating to the cost of obtaining the Zellers business;

2) increased expenses of approximately $0.3 million relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the American market; and

3) expenses in the Movies business unit have increased by approximately $1.6 million due to the acquisition of Tévica in August 2002 and the expansion of branch offices in Vancouver and Toronto.

Refinancing Costs

On September 30, 2003, the Company obtained a credit facility from The Bank of Nova Scotia to replace its asset-based credit facility with its former lender. The new arrangement is a $25 million credit facility, increasing to $40 million during the Company's busy season from September 1 to February 28. The facility, which will be used for working capital purposes, bears interest at the Bank's prime lending rate and is payable on demand. For the quarter ended September 30, 2003, the Company charged to income the costs relating to the refinancing. Included in Other Expenses are refinancing costs totalling $0.5 million comprised of (1) the write-off the remaining balance of deferred financing costs previously included in Advances to publishers and other assets, (2) prepayment penalties, and (3) other costs relating to the refinancing.

Interest Expense

Interest expense was $0.3 million for the second quarter of fiscal 2004, compared to $0.1 million for the same quarter last year. Average borrowings for the three months ended September 30, 2003 were approximately $7.4 million, compared to $6.2 million for the same period last year. On a year-to-date basis, interest expense was $0.5 million, compared to $0.4 million for the six months ended September 30, 2002. Average borrowings for the six months ended September 30, 2003 were $6.1 million, compared to $6.4 million for the same period last year. The average borrowing rate for both the first quarter and first half of fiscal 2004 was approximately 5%, which was flat to the average rate for the same periods last fiscal year.

Liquidity and Capital Resources

The Company has borrowings of $4.4 million through its credit facility as at September 30, 2003. At March 31, 2003 the Company had a net cash position of $3.3 million.

During the quarter ended September 30, 2003, the Company used $12.1 million in cash in its operations ($3.0 million cash generated from earnings less a $15.0 million investment in working capital), compared to $4.2 million used during the same quarter last year. During the quarter, the Company also generated $4.4 million from the exercise of warrants and options and used cash of $0.3 million to repay capital lease obligations and $1.8 million to purchase property and equipment, including an automatic picking system for the Mississauga warehouse, ERP implementation costs for the Company's Movies division and video arcade equipment for the Hip Coin video arcade route operations.

During the six months ended September 30, 2003, the Company used $9.4 million in cash in its operations ($4.9 million cash generated from earnings less a $14.3 million investment in working capital), compared to $11.7 million used during the same period last year. During the six months, the Company also generated $5.3 million from the exercise of warrants and options and used cash of $0.6 million to repay capital lease obligations and $3.0 million to purchase property and equipment.

Balance Sheet

As at September 30, 2003, the Company had assets of $127.6 million, compared to $110.4 million as at March 31, 2003. Shareholders' equity was $55.7 million at September 30, 2003, compared to $46.5 million as at March 31, 2003.

The accounts receivable balance as at September 30, 2003 was $49.6 million (46 days outstanding) compared to $41.6 million (46 days outstanding) as at March 31, 2003. At September 30, 2003, approximately 85% (March 31, 2003 – 89%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at September 30, 2003, total inventory was $33.0 million (with inventory turning at 11.9 times) compared to $27.9 million as at March 31, 2003 (turning 11.5 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. As at September 30, 2003, the Company has a provision of $1.4 million for slow moving inventory on-hand and in the field. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Advances to publishers and other assets at September 30, 2003 were $10.5 million ($5.6 million in current assets), compared to $4.9 million ($2.6 million in current assets) as at March 31, 2003. During the quarter, the Company entered into other publishing agreements whereby it was required to pay $2.1 million representing prepayments for future purchases of software titles.

Accounts payable as at September 30, 2003 were $64.8 million (57 days outstanding), compared to $59.9 million (68 days outstanding) as at March 31, 2003. At September 30, 2003, approximately 83% (March 31, 2003 – 75%) of supplier balances were aged less than 60 days from invoice date.

Consolidated Balance Sheet

in $ thousands (unaudited)	September 30, 2003	March 31, 2003
ASSETS		
Current assets		
Cash	$ –	$ 3,300
Accounts receivable	49,565	41,614
Inventory	32,993	27,936
Advances to publishers and other assets (Note 2)	5,617	2,560
Future income taxes	722	680
Current portion of notes receivable	360	362
	89,257	76,452
Advances to publishers (Note 2)	4,850	2,300
Notes receivable	615	615
Property and equipment	9,901	7,884
Future income taxes	294	430
Goodwill	22,685	22,685
	$ 127,602	$ 110,366
LIABILITIES		
Current liabilities		
Bank indebtedness	$ 4,411	$ –
Accounts payable and accrued liabilities	64,768	59,887
Income taxes payable	1,880	2,379
Current portion of capital lease obligations	601	1,017
Current liabilities of discontinued operations	–	101
	71,660	63,384
Capital lease obligations	59	202
Future income taxes	224	280
	71,943	63,866
SHAREHOLDERS' EQUITY		
Capital stock	50,560	39,508
Other equity	260	6,031
Contributed surplus	3,362	3,362
Retained earnings (deficit)	1,477	(2,401)
	55,659	46,500
	$ 127,602	$ 110,366

Consolidated Statement of Operations

in $ thousands (unaudited)	Three Months Ended September 30 2003	Three Months Ended September 30 2002	Six Months Ended September 30 2003	Six Months Ended September 30 2002
Sales	**$ 96,236**	$ 80,568	**$ 177,018**	$ 134,645
Cost of sales	**85,480**	71,485	**157,103**	118,100
Gross profit	**10,756**	9,083	**19,915**	16,545
Expenses				
Selling, general and administrative	**5,797**	5,021	**12,057**	9,113
Other (Note 3)	**495**	642	**495**	1,246
Interest	**270**	147	**484**	410
Amortization of property and equipment	**538**	371	**987**	781
Earnings before income taxes	**3,656**	2,902	**5,892**	4,995
Income tax provision	**1,240**	1,161	**2,014**	1,998
Net earnings for the period	**$ 2,416**	$ 1,741	**$ 3,878**	$ 2,997
Earnings Per Share				
Weighted average number of common shares (in thousands)				
Basic	**58,023**	50,571	**54,814**	50,170
Diluted	**61,016**	50,571	**57,213**	50,170
Earnings per share				
Basic	**$ 0.04**	$ 0.03	**$ 0.07**	$ 0.06
Diluted	**$ 0.04**	$ 0.03	**$ 0.07**	$ 0.06

Consolidated Statement of Retained Earnings

in $ thousands (unaudited)	Three Months Ended September 30 2003	Three Months Ended September 30 2002	Six Months Ended September 30 2003	Six Months Ended September 30 2002
Deficit – beginning of period	**$ (939)**	$ (12,162)	**$ (2,401)**	$ (13,418)
Net earnings for the period	**2,416**	1,741	**3,878**	2,997
Retained earnings (deficit) – end of period	**$ 1,477**	$ (10,421)	**$ 1,477**	$ (10,421)

Consolidated Statement of Cash Flows

in $ thousands (unaudited)	Three Months Ended September 30 2003	2002	Six Months Ended September 30 2003	2002
Cash provided by (used in)				
Operating activities				
Net earnings for the period	**$ 2,416**	$ 1,741	**$ 3,878**	$ 2,997
Items not affecting cash:				
Amortization of property and equipment	**538**	371	**987**	781
Other expenses (Note 3)	**310**	–	**310**	–
Future income taxes	**12**	1,161	**38**	1,998
	3,276	3,273	**5,213**	5,776
Changes in non-cash working capital balances:				
Accounts receivable	**(14,984)**	(27,845)	**(7,949)**	(30,706)
Inventory	**(4,767)**	(11,246)	**(5,057)**	(8,321)
Advances to publishers and other assets	**(2,377)**	(2,013)	**(5,917)**	(2,755)
Accounts payable and accrued liabilities	**6,865**	34,205	**4,382**	25,403
Operating activities of discontinued operations	**(80)**	(525)	**(101)**	(1,085)
	(15,343)	(7,424)	**(14,642)**	(17,464)
	(12,067)	(4,151)	**(9,429)**	(11,688)
Financing activities				
Capital lease obligations	**(261)**	(223)	**(559)**	(644)
Common shares for cash	**4,372**	–	**5,281**	–
Increase in bank indebtedness	**4,411**	5,992	**4,411**	14,007
Acquisition of Tévica Inc.	**–**	(385)	**–**	(385)
	8,522	5,384	**9,133**	12,978
Investing activities				
Purchase of capital assets	**(1,776)**	(1,233)	**(3,004)**	(1,927)
	(1,776)	(1,233)	**(3,004)**	(1,927)
Decrease in cash	**(5,321)**	–	**(3,300)**	(637)
Cash – beginning of period	**5,321**	–	**3,300**	637
Cash – end of period	**$ –**	$ –	**$ –**	$ –

Notes to Consolidated Financial Statements

For the three months ended September 30, 2003 (unaudited) (in $ thousands)

Note 1: Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2003. These interim consolidated financial statements follow the same accounting policies as set out in the Company's consolidated financial statements for the year ended March 31, 2003. Due to the seasonality of the business, the results of operations for the three months ended September 30, 2003 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

NOTE 2: ADVANCES TO PUBLISHERS AND OTHER ASSETS

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software. These advances are usually recoverable within 60 days subsequent to the release of the title.

Advances to publishers and other assets is comprised of:

	Advance Outstanding	
(in $ thousands)	September 30, 2003	March 31, 2003
Exclusive Distribution	$ 2,600	$ 800
Publishing	6,900	3,100
	9,500	3,900
Less: Non-current portion	4,850	2,300
Current advances outstanding	4,650	1,600
Prepaids	967	960
Advances to publishers and other assets	$ 5,617	$ 2,560

During fiscal 2004 and 2005, the Company has commitments to advance an additional $6,480 (March 31, 2003 – $4,500) under exclusive distribution agreements for titles to be released in 2004 through 2005. In addition, during fiscal 2004 through 2007, the Company has commitments to advance an additional $2,700 (March 31, 2003 – $5,250) under publishing agreements for titles to be released in 2004 through 2008.

NOTE 3: REFINANCING COSTS

On September 30, 2003, the Company obtained a credit facility from a Canadian Schedule A bank to replace its asset-based credit facility with its former lender. The new arrangement is a $25 million credit facility, increasing to $40 million during the Company's busy season from September 1 to February 28. The facility, which will be used for working capital purposes, bears interest at the Bank's prime lending rate and is payable on demand. For the quarter ended September 30, 2003, the Company charged to income the costs relating to the refinancing. Other Expenses is comprised of refinancing costs totalling $495 and includes: (1) the write off the remaining balance of deferred financing costs previously included in Advances to Publishers and Other Assets, (2) prepayment penalties, and (3) other costs relating to refinancing.

NOTE 4: SHARE-BASED COMPENSATION

As required, for options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share, as if the fair value based method of accounting for the share-based compensation had been applied, is shown in the chart below. Such impact, using a weighted average fair value of $0.96 (2002 – $0.30) per option for the 325,000 options granted for the three months ended September 30, 2003 (2002 – 579,000 options) and for the 375,000 (2002 – 1,790,000) options granted for the six months ended September 30, 2003, would approximate the following pro forma amounts:

	Three Months Ended September 30		Six Months Ended September 30	
in $ thousands (except per share amounts)	**2003**	2002	**2003**	2002
Net earnings for the period as reported	**$ 2,416**	$ 1,741	**$ 3,878**	$ 2,997
Pro forma current period compensation cost – net of tax	**100**	36	**269**	111
Pro forma net earnings for the period	**$ 2,316**	$ 1,705	**$ 3,609**	$ 2,886
Basic earnings per share as reported	**$ 0.04**	$ 0.03	**$ 0.07**	$ 0.06
Pro forma basic earnings per share	**$ 0.04**	$ 0.03	**$ 0.07**	$ 0.06
Diluted earnings per share as reported	**$ 0.04**	$ 0.03	**$ 0.07**	$ 0.06
Pro forma diluted earnings per share	**$ 0.04**	$ 0.03	**$ 0.06**	$ 0.06

The significant assumptions made in the calculation of the weighted average fair value of the options are as follows:

Risk-free interest rate	2.8%
Expected life	2 years
Expected volatility	72%
Expected dividend yield	0

NOTE 5: CAPITAL STOCK

in $ thousands except number of share amounts (unaudited)	Number of common shares	
Balance as at March 31, 2003	51,565,816	$ 39,508
Issued on conversion of series A preference shares	4,152,929	4,278
Warrants exercised	4,073,836	5,980
Options exercised	849,948	794
	60,642,529	$ 50,560

NOTE 6: RELATED PARTY TRANSACTIONS

During the quarter, the Company advanced $40 to The Putting Edge Corporation, a company owned 50% by a director of Hip. The loans are repayable over a period of 30 months, bear interest at 10% per annum and are unsecured. Pursuant to an agreement dated May 15, 2001, the Company obtained the exclusive right to install its coin-operated amusement equipment in up to 25 Putting Edge locations and agreed to provide The Putting Edge Corporation loans of $40 for each location opened. From the inception of the arrangement to September 30, 2003, the Company has advanced $600 to Putting Edge for the 15 locations that they have opened of which $333 has been repaid. As at September 30, 2003, total loans outstanding are $267, of which $190 is included in Accounts Receivable. In addition, the Company has a commitment for the remaining 10 locations to be opened, to advance an additional $400 to Putting Edge.

NOTE 7: SEGMENTED INFORMATION

The Company operates in six business segments being: Video Games, PC Games, Movies, Hip Games™, Hip Gear™ and Hip Coin. In fiscal 2003, the Company changed its reportable operating segments and, accordingly, the comparative balances have been restated to conform to the new operating segments. Operating results for these business segments are as follows:

	Three Months Ended September 30, 2003					
in $ millions	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hi Coi
Sales	58,547	9,337	16,376	6,806	3,135	2,03
Gross profit	4,331	1,390	1,612	1,907	787	72
Selling, general and administrative expenses	2,033	762	1,093	299	395	64
Other expenses	–	–	–	–	–	-
Interest expense	–	–	–	–	–	-
Amortization of property and equipment	185	30	23	–	–	27
Earnings before income taxes	2,113	598	496	1,608	392	(19
Income taxes	–	–	–	–	–	-
Net earnings for the period	2,113	598	496	1,608	392	(19

	Six Months Ended September 30, 2003					
in $ millions	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hi Coi
Sales	103,495	17,489	32,878	12,858	6,681	3,61
Gross profit	8,010	2,545	2,949	3,717	1,396	1,29
Selling, general and administrative expenses	4,059	1,531	2,159	579	1,493*	1,22
Other expenses	–	–	–	–	–	-
Interest expense	–	–	–	–	–	-
Amortization of property and equipment	315	65	40	–	–	51
Earnings before income taxes	3,636	949	750	3,138	(97)	(44
Income taxes	–	–	–	–	–	-
Net earnings for the period	3,636	949	750	3,138	(97)	(44

* Includes charge of $0.7 million relating to the cost of obtaining the Zellers business

Major Suppliers

Approximately 37% (2002 – 41%) of the Company's purchases for the three-month period ended September 30, 2003 and 36% (2002 – 31%) for the six months ended September 30, 2003 relate to products manufactured and published by one company.

		Three Months Ended September 30, 2002							
		Video	PC		Hip	Hip	Hip		
Other	**Total**	Games	Games	Movies	Games	Gear	Coin	Other	Total
–	**96,236**	56,777	7,626	9,449	3,335	1,200	2,181	–	80,568
–	**10,756**	4,838	1,350	631	1,096	300	868	–	9,083
569	**5,797**	2,038	786	374	130	200	351	1,142	5,021
495	**495**	–	–	–	–	–	–	642	642
270	**270**	–	–	–	–	–	–	147	147
26	**538**	145	35	3	–	–	161	27	371
(1,360)	**3,656**	2,655	529	254	966	100	356	(1,958)	2,902
1,240	**1,240**	–	–	–	–	–	–	1,161	1,161
(2,600)	**2,416**	2,655	529	254	966	100	356	(3,119)	1,741

		Six Months Ended September 30, 2002							
		Video	PC		Hip	Hip	Hip		
Other	**Total**	Games	Games	Movies	Games	Gear	Coin	Other	Total
–	**177,018**	88,160	20,266	12,949	6,054	3,000	4,216	–	134,645
–	**19,914**	8,145	3,419	931	1,609	800	1,641	–	16,545
1,006	**12,056**	3,946	1,603	574	232	400	966	1,392	9,113
495	**495**	–	–	–	–	–	–	1,246	1,246
484	**484**	–	–	–	–	–	–	410	410
53	**987**	292	65	3	–	–	368	53	781
(2,038)	**5,892**	3,907	1,751	354	1,377	400	307	(3,101)	4,995
2,014	**2,014**	–	–	–	–	–	–	1,998	1,998
(4,052)	**3,878**	3,907	1,751	354	1,377	400	307	(5,099)	2,997

Corporate Information

Directors and Officers

Joseph H. Wright, *Chairman, Director*

Peter J. Cooper, *Director*

Thomas A. Fenton, *Director*

Christopher Gilbert, *Director*

Richard B. Grogan, *Director*

Mark Rider, *Director*

Arindra Singh, *Director, President & Chief Executive Officer*

Peter Lee, *Chief Financial Officer*

Michael Vaswani, *Chief Information Officer*

Oliver Bock, *Vice-President*

Gabrielle Chevalier, *Vice-President*

Ronald Grimard, *Vice-President*

Jack Lamba, *Vice-President*

Stan Samole, *Vice-President*

Sanjay Singh, *Vice-President*

Peter Young, *Vice-President*

Legal Counsel

Aird & Berlis LLP

Auditors

PricewaterhouseCoopers LLP

Transfer Agent

Equity Transfer Services Inc.

Stock Exchange Listing

The Toronto Stock Exchange (TSX)

Stock Symbol: HP

Investor Relations

Contact: jlee@hipinteractive.com

Website

www.hipinteractive.com

240 Superior Boulevard
Mississauga, Ontario L5T 2L2
Telephone 905-362-3760
Facsimile 905-362-1995

Now you're hip to it

WWW.HIPINTERACTIVE.COM

hip

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**60,642,529**
ADD:	Stock Options Exercised	226,149	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	5,000	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**60,873,678**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,483,119**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				nil
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
3-Oct-03	Gino Modafferi	18-Aug-00	$1.80	3,000
5-Oct-03	eSklar Inc.	18-Apr-00	$1.50	45,000
6-Oct-03	Bonnie Greenberg	24-Sep-01	$0.73	667
6-Oct-03	Matt Johnson	27-Nov-00	$1.27	2,500
9-Oct-03	Darren Ali	24-Sep-01	$0.73	3,000
9-Oct-03	Sharon Blain	10-Dec-99	$1.00	2,250
9-Oct-03	Ken Crema	10-Dec-99	$1.00	40,000
9-Oct-03	Jay Denis	24-May-00	$2.05	50,000
14-Oct-03	Gilles Therreault	18-Aug-00	$1.80	5,000
14-Oct-03	Gilles Therreault	24-Sep-01	$0.73	3,000
15-Oct-03	Alain Robert	24-Sep-01	$0.73	2,000
16-Oct-03	Joanne Ducharme	18-Aug-00	$1.80	5,000
16-Oct-03	Joanne Ducharme	24-Sep-01	$0.73	3,000
16-Oct-03	Joanne Ducharme	13-Aug-02	$0.60	2000
16-Oct-03	Mike Haase	10-Dec-99	$1.00	2,400
16-Oct-03	Cameron Myers	27-Nov-00	$1.27	1,000
16-Oct-03	Jason Thibeault	13-Aug-02	$0.60	332
16-Oct-03	Jeff Veniez	24-May-00	$2.05	25,000
22-Oct-03	Lucia Hung	13-Aug-02	$0.60	3,000
23-Oct-03	Alain Robert	18-Aug-00	$1.80	2,500
23-Oct-03	Tammy Scott	24-Sep-01	$0.73	500
24-Oct-03	Jeff Veniez	24-May-00	$2.05	25,000
			SUBTOTAL	**226,149**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
1-Oct-03	Chris Pincivero	24-Sep-01	24-Sep-06	$0.73	1,000
3-Oct-03	Nadia Caselle	13-Aug-02	13-Aug-07	$0.60	500
20-Oct-03	Oles (Alex) Nechay	24-Sep-01	24-Sep-06	$0.73	3,000
22-Oct-03	Carolle Cote	24-Sep-01	24-Sep-06	$0.73	2,000
				SUBTOTAL	**6,500**
Stock Option Outstanding — Closing Balance					**5,250,470**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		6,510,312
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	226,149	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**6,284,163**

All information reported in this Form is for the month of October 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	November 4, 2003

FOR IMMEDIATE RELEASE **November 4, 2003**

HIP INTERACTIVE CORP. NOTIFICATION OF SECOND QUARTER RESULTS AND CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its second quarter results for fiscal 2004 before market opens on Monday, November 10, 2003.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Monday, November 10, 2003 to review the Company's financial results. Listeners can call 416-640-1907 (local) or 800-814-4853 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - Media - Upcoming). A replay of the call will be available one hour after the call until midnight on November 17, 2003. To access the replay, call 416-640-1917 – passcode 21024393#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 60,873,678 common shares issued and outstanding.

\- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **November 10, 2003**

HIP INTERACTIVE CORP. REPORTS RECORD SECOND QUARTER WITH 39% GROWTH IN NET EARNINGS

Statement of Earnings

(in $ millions except per share amounts)	Three months ended September 30		Six months ended September 30	
	2003	**2002**	**2003**	**2002**
Sales	$ 96.2	$ 80.6	$ 177.0	$ 134.6
Gross profit	10.8	9.1	19.9	16.5
Operating expenses	5.8	5.1	12.0	9.1
Other expenses[1]	0.5	0.6	0.5	1.3
Interest expense	0.3	0.1	0.5	0.4
Amortization of capital assets	0.6	0.4	1.0	0.7
Earnings before income taxes	3.6	2.9	5.9	5.0
Income tax	1.2	1.2	2.0	2.0
Net earnings for the period	$ 2.4	$ 1.7	$ 3.9	$ 3.0
Basic earnings per share	$0.04	$0.03	$0.07	$0.06
Diluted earnings per share	$0.04	$0.03	$0.07	$0.06

1 On September 30, 2003, the Company obtained a credit facility from the Bank of Nova Scotia to replace its asset-based facility with its former lender. For the quarter ended September 30, 2003, the Company recorded a pre-tax charge to income of approximately $495,000 of which $310,000 was a non-cash write-off of deferred financing costs relating to the costs of exiting the previous lending arrangement.

Hip Interactive Corp. (TSX:HP), Canada's leading electronic entertainment provider of video games, PC games, accessories and movies, today announced results for the quarter ended September 30, 2003. Sales for the second fiscal quarter were $96.2 million compared to $80.6 million for the same quarter last year, an increase of 19%.

Net earnings for the quarter were $2.4 million or $0.04 per share. Net earnings for the quarter ended September 30, 2003 grew by 39% over the same period last year. Earnings per share, after costs of refinancing, calculated on a fully diluted basis were $0.04 for the quarter, compared to $0.03 last year. Although calculated on a greater number of shares outstanding this year compared to last year, diluted earnings per share increased by 15% compared to last year. For the quarter ended September 30, 2003, the Company recorded a pre-tax charge to income of approximately $495,000. Without this charge, earnings per share would have been approximately $0.05.

"We are very pleased with our results for the second quarter," said Arindra Singh, President and Chief Executive Officer of Hip, "We are particularly encouraged with the performance of our strategic higher margin businesses of Hip Gear™ and Hip Games™ as both businesses continued to deliver significant growth over the comparable quarter last year. In addition, the Company shipped 31% more units this quarter over the same period last year. Although unit shipments increased substantially over the quarter compared to last year, we are encouraged that our costs have remained relatively flat."

Sales for the Company's Hip Games™ Publishing division increased by over 106% to $6.8 million for the quarter ended September 30, 2003, compared to $3.3 million for the same period last year. As well,

earnings before income taxes for the division grew from $1.0 million for the second quarter last year to $1.6 million for the second quarter of fiscal 2004.

Sales of Hip Gear™ accessories increased by over 158% to $3.1 million for the three months ended September 30, 2003, compared to $1.2 million for the same period last year, and earnings before income taxes for this division increased from $0.1 million to $0.4 million. Growth in this division was boosted by agreements with both Zellers, announced during the first fiscal quarter ended June 30, 2003, and CompUSA, announced during the quarter ended December 31, 2002. In addition, Hip Gear™ has improved its position in the U.S. market by increasing the number of storefronts and its SKUs with current retail partners.

Mr. Singh continued, "We are now heading into our busy season and are looking forward to announcing continued growth throughout the rest of our fiscal year."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON MONDAY, NOVEMBER 10, 2003 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS CAN CALL 416-640-1907 (LOCAL) OR 800-814-4853 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM - MEDIA - UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON NOVEMBER 17, 2003. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21024393#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 60,873,678 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheet

in $ thousands (unaudited)

		September 30 2003	March 31 2003
Assets	Current assets		
	Cash	$ --	$ 3,300
	Accounts receivable	49,565	41,614
	Inventory	32,993	27,936
	Advances to publishers & other assets	5,617	2,560
	Future income taxes	722	680
	Current portion of notes receivable	360	362
		89,257	76,452
	Notes receivable	615	615
	Advances to publishers	4,850	2,300
	Property and equipment	9,901	7,884
	Future income taxes	294	430
	Goodwill	22,685	22,685
		$127,602	**$110,366**
Liabilities	Current liabilities		
	Bank indebtedness	$ 4,411	$ --
	Accounts payable and accrued liabilities	64,768	59,887
	Income taxes payable	1,880	2,379
	Current portion of capital lease obligations	601	1,017
	Current liabilities of discontinued operations	--	101
		71,660	63,384
	Capital lease obligations	59	202
	Future income taxes	224	280
		71,943	63,866
Shareholders' Equity	Capital stock	50,560	39,508
	Other equity	260	6,031
	Contributed surplus	3,362	3,362
	Retained earnings	1,477	(2,401)
		55,659	46,500
		$127,602	**$110,366**

Hip Interactive Corp. – Consolidated Statement of Operations

in $ thousands except per share amounts (unaudited)	Three months ended September 30		Six months ended September 30	
	2003	2002	2003	2002
Sales	$ 96,236	$ 80,568	$177,018	$134,645
Cost of sales	85,480	71,485	157,103	118,100
Gross profit	10,756	9,083	19,915	16,545
Selling, general and administrative expenses	5,795	5,021	12,057	9,113
Other expenses[1]	495	642	495	1,246
Interest expense	270	147	484	410
Amortization of property and equipment	538	371	987	781
Earnings before income taxes	3,656	2,902	5,892	4,995
Income taxes	1,240	1,161	2,014	1,998
Net earnings for the period	$ 2,416	$ 1,741	$ 3,878	$ 2,997
Weighted average number of common shares (in thousands)				
Basic	58,023	50,571	55,308	50,170
Diluted	61,016	50,571	57,708	50,170
Earnings per share				
Basic	$0.04	$0.03	$0.07	$0.06
Diluted	$0.04	$0.03	$0.07	$0.06

1 On September 30, 2003, the Company obtained a credit facility from the Bank of Nova Scotia to replace its asset-based facility with its former lender. For the quarter ended September 30, 2003, the Company recorded a pre-tax charge to income of approximately $495,000 relating to the cost of exiting the previous lending arrangement.

Hip Interactive Corp. – Consolidated Statement of Cash Flows

in $ thousands – unaudited	Three months ended September 30		Six months ended September 30	
	2003	2002	2003	2002
Cash provided by (used in)				
Operating Activities:				
Net earnings for the period	$2,416	$1,741	$3,878	$2,997
Items not affecting cash:				
Amortization of property and equipment	538	371	987	781
Future income taxes	12	1,161	38	1,998
	3,276	3,273	5,213	5,776
Net change in non-cash working capital balances	(15,343)	(7,424)	(14,642)	(17,464)
	(12,067)	(4,151)	(9,429)	(11,688)
Financing Activities				
Capital lease obligations	(261)	(223)	(559)	(644)
Issuance of Common Shares	4,372	--	5,281	--
Increase in bank indebtedness	4,411	5,992	4,411	14,007
Acquisition of Tévica Inc.	--	(385)	--	(385)
	8,522	5,384	9,133	12,978
Investing Activities				
Purchase of property and equipment	(1,776)	(1,233)	(3.004)	(1,927)
	(1,776)	(1,233)	(3.004)	(1,927)
Decrease in cash	(5,321)	--	(3,300)	(637)
Cash – Beginning of period	5,321	--	3,300	637
Cash – End of period	--	--	--	--

Hip Interactive Corp. - Supplementary Information

Sales

in $ millions – unaudited	Three months ended September 30			
	2003	2002	$ Increase	% Increase
Video Games	$ 58.6	$ 56.8	$ 1.8	3%
PC Games	9.3	7.6	1.7	22%
Movies*	16.4	9.5	6.9	73%
Publishing	6.8	3.3	3.5	106%
Hip Gear™ **	3.1	1.2	1.9	158%
Hip Coin™	2.0	2.2	(0.2)	-9%
	$ 96.2	**$ 80.6**	**$ 15.6**	**19%**

in $ millions – unaudited	Six months ended September 30			
	2003	2002	$ Increase	% Increase
Video Games	$ 103.5	$ 88.1	$ 15.4	17%
PC Games	17.5	20.3	(2.8)	-14%
Movies*	32.9	12.9	20.0	155%
Publishing	12.8	6.1	6.7	110%
Hip Gear™ **	6.7	3.0	3.7	123%
Hip Coin™	3.6	4.2	(0.6)	-14%
	$ 177.0	**$ 134.6**	**$ 42.4**	**32%**

* Movies business includes the results of Tévica Inc., acquired August 30, 2002

** Hip Gear accessories business results include sales of proprietary Hip Gear accessories, bundled game software, and for the prior year, sales of value priced third party accessory merchandise

Units Shipped

in 000s – unaudited	Three months ended September 30			
	2003	2002	Increase	% Increase
Video Games	1,131.7	960.9	170.8	18%
PC Games/Publishing	889.0	525.0	364.0	69%
Movies	1,126.5	1,042.0	84.5	8%
Hip Gear™	318.3	113.4	204.9	181%
	3,465.5	**2,641.3**	**824.2**	**31%**

in 000s – unaudited	Six months ended September 30			
	2003	2002	$ Increase	% Increase
Video Games	1,856.8	1,566.6	290.2	19%
PC Games/Publishing	1,510.0	1,277.0	233.0	18%
Movies	2,250.7	2,056.9	193.80	9%
Hip Gear™	558.9	380.8	178.10	47%
	6,176.40	**5,281.3**	**895.10**	**17%**

Earnings before income taxes

in $ millions – unaudited	Three months ended September 30		
	2003	2002	$ Increase
Video Games	$ 2.1	$ 2.7	$ (0.6)
PC Games	0.6	0.5	0.1
Movies	0.5	0.3	0.2
Publishing	1.6	1.0	0.6
Hip Gear™	0.4	0.1	0.3
Hip Coin™	(0.2)	0.3	(0.5)
Corporate (incl. interest & other expenses)	(1.4)	(2.0)	0.6
	$ 3.6	**$ 2.9**	**$ 0.7**

in $ millions – unaudited	Six months ended September 30		
	2003	2002	$ Increase
Video Games	$ 3.6	$ 3.9	$ (0.3)
PC Games	0.9	1.8	(0.9
Movies	0.8	0.4	0.4
Publishing	3.1	1.4	1.7
Hip Gear™	(0.1)***	0.4	(0.5)
Hip Coin™	(0.4)	0.3	(0.7)
Corporate (incl. interest & other expenses)	(2.0)	(3.1)	1.1
	$ 5.9	**$ 5.1**	**$ 0.8**

***includes $0.7 million charge relating to the cost of obtaining Zellers business

Balance Sheet Ratios

	September 30, 2003	March 31, 2003
Days sales in Accounts Receivable	46 days	46 days
Days purchases in Accounts Payable	57 days	68 days
Inventory Turnover	11.9 times	11.5 times

SEC File No
82-34720


EQUITY
TRANSFER SERVICES INC

November 28, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: HIP Interactive Corp

We are pleased to confirm that copies of the Interim Financial Statements for the second quarter, 6 months ended September 30, 2003, and the Management Discussion and Analysis for quarter ended September 30, 2003, were mailed to those shareholders on the supplemental mailing list November 27, 2003

Yours Truly,

EQUITY TRANSFER SERVICES INC.



Per: Lori Thompson
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

SEC FILE NUMBER 82-34710

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**60,873,678**
ADD:	Stock Options Exercised	135,667	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	5,600	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**61,014,945**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**

Stock Options Outstanding — Opening Balance	**5,250,470**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				nil
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
November 6, 2003	Ephram Chaplick	November 7, 2001	$0.81	11,667
November 16, 2003	Jay Mlotek	Sept. 24, 2001	$0.73	2,000
November 16, 2003	Mark Smith	Sept. 24, 2001	$0.73	2,000
November 27, 2003	Peter Young	Dec. 10, 1999	$1.00	50,000
November 27, 2003	Peter Young	Sept. 13, 2001	$1.80	70,000
			SUBTOTAL	**135,667**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)

If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
					nil
				SUBTOTAL	**0**

Stock Option Outstanding — Closing Balance	**5,114,803**

D.	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
	Shares Reserved (for Stock Option Plan)		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		6,284,163
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	135,667	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**6,148,496**

All information reported in this Form is for the month of November 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	December 1, 2003